STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2018	December 31, 2017
Assets			
Current Assets			
Cash and cash equivalents		$ 347,611	$ 346,548
Accounts receivable	4	199,956	129,386
Income tax receivable	13	52,244	1,190
Deferred financial assets	15	—	3,852
Other current assets		4,280	5,902
		604,091	486,878
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	5	1,233,691	889,967
Other capital assets, net	5	12,815	10,064
Property, plant and equipment		1,246,506	900,031
Goodwill		643,911	638,878
Deferred income tax asset	13	549,129	569,937
Income tax receivable	13	—	50,108
Total Assets		$ 3,043,637	$ 2,645,832
Liabilities			
Current liabilities			
Accounts payable	7	$ 332,614	$ 213,978
Dividends payable		2,449	2,421
Current portion of long-term debt	8	58,398	27,656
Deferred financial liabilities	15	111,349	28,642
		504,810	272,697
Deferred financial liabilities	15	54,586	9,907
Long-term debt	8	602,804	644,723
Asset retirement obligation	9	119,411	117,736
		776,801	772,366
Total Liabilities		1,281,611	1,045,063
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: September 30, 2018 – 245 million shares			
December 31, 2017 – 242 million shares	14	3,412,191	3,386,946
Paid-in capital		69,710	75,375
Accumulated deficit		(2,018,614)	(2,124,676)
Accumulated other comprehensive income/(loss)		298,739	263,124
		1,762,026	1,600,769
Total Liabilities & Shareholders' Equity		$ 3,043,637	$ 2,645,832

Contingencies	16	
Subsequent events	8, 14	

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands, except per share amounts) unaudited	Note	Three months ended September 30, 2018	2017	Nine months ended September 30, 2018	2017
Revenues					
Oil and natural gas sales, net of royalties	10	$ 373,577	$ 196,068	$ 965,981	$ 649,579
Commodity derivative instruments gain/(loss)	15	(54,054)	(34,215)	(165,469)	55,295
		319,523	161,853	800,512	704,874
Expenses					
Operating		60,709	48,843	175,349	144,992
Transportation		33,013	26,314	90,057	85,147
Production taxes		26,583	12,330	65,367	36,497
General and administrative	11	16,291	15,741	56,704	54,574
Depletion, depreciation and accretion		81,509	59,758	218,720	185,117
Interest		8,601	8,663	26,953	29,015
Foreign exchange (gain)/loss	12	(7,596)	(17,577)	11,686	(33,585)
Gain on divestment of assets	5	—	—	—	(78,400)
Other expense/(income)		(1,631)	(743)	(4,261)	(1,786)
		217,479	153,329	640,575	421,571
Income/(Loss) before taxes		102,044	8,524	159,937	283,303
Current income tax expense/(recovery)	13	92	84	230	2,198
Deferred income tax expense/(recovery)	13	15,029	(7,691)	30,743	59,379
Net Income/(Loss)		$ 86,923	$ 16,131	$ 128,964	$ 221,726
Other Comprehensive Income/(Loss)					
Change in cumulative translation adjustment		(26,743)	(52,019)	35,615	(98,675)
Total Comprehensive Income/(Loss)		$ 60,180	$ (35,888)	$ 164,579	$ 123,051
Net income/(Loss) per share					
Basic	14	$ 0.35	$ 0.07	$ 0.53	$ 0.92
Diluted	14	$ 0.35	$ 0.07	$ 0.52	$ 0.90

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(CDN$ thousands) unaudited		Nine months ended September 30,		
		2018		**2017**
Share Capital				
Balance, beginning of year	$	3,386,946	$	3,365,962
Purchase of common shares under Normal Course Issuer Bid		(7,587)		—
Share-based compensation – settled		23,389		20,984
Stock Option Plan – cash		8,742		—
Stock Option Plan – exercised		701		—
Balance, end of period	$	3,412,191	$	3,386,946
Paid-in Capital				
Balance, beginning of year	$	75,375	$	73,783
Share-based compensation – settled		(23,389)		(20,984)
Share-based compensation – non-cash		18,425		15,601
Stock Option Plan – exercised		(701)		—
Balance, end of period	$	69,710	$	68,400
Accumulated Deficit				
Balance, beginning of year	$	(2,124,676)	$	(2,332,641)
Purchase of common shares under Normal Course Issuer Bid		(880)		—
Net income/(loss)		128,964		221,726
Dividends declared		(22,022)		(21,769)
Balance, end of period	$	(2,018,614)	$	(2,132,684)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	263,124	$	353,401
Change in cumulative translation adjustment		35,615		(98,675)
Balance, end of period	$	298,739	$	254,726
Total Shareholders' Equity	$	1,762,026	$	1,577,388

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended September 30, 2018	2017	Nine months ended September 30, 2018	2017
Operating Activities					
Net income/(loss)		$ 86,923	$ 16,131	$ 128,964	$ 221,726
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		81,509	59,758	218,720	185,117
Changes in fair value of derivative instruments	15	30,403	36,163	131,238	(43,797)
Deferred income tax expense/(recovery)	13	15,029	(7,691)	30,743	59,379
Foreign exchange (gain)/loss on debt and working capital	12	(12,154)	(31,639)	17,881	(48,614)
Share-based compensation	14	4,349	4,171	18,425	15,601
Translation of U.S. dollar cash held in Canada	12	4,292	13,493	(6,750)	13,493
Gain on divestment of assets	5	—	—	—	(78,400)
Asset retirement obligation expenditures	9	(2,757)	(3,060)	(8,141)	(7,124)
Changes in non-cash operating working capital	17	8,504	27,250	(13,915)	23,412
Cash flow from/(used in) operating activities		216,098	114,576	517,165	340,793
Financing Activities					
Dividends	14,17	(7,356)	(7,264)	(21,994)	(21,753)
Bank credit facility		—	—	—	(23,272)
Senior notes	8	—	—	(29,044)	(29,084)
Proceeds from the issuance of shares	14	4,398	—	8,742	—
Purchase of common shares under Normal Course Issuer Bid	14	(8,467)	—	(8,467)	—
Cash flow from/(used in) financing activities		(11,425)	(7,264)	(50,763)	(74,109)
Investing Activities					
Capital and office expenditures	17	(209,072)	(126,226)	(465,182)	(332,490)
Property and land acquisitions		(1,702)	(2,222)	(10,284)	(9,471)
Property divestments		(762)	(1,361)	(56)	57,581
Cash flow from/(used in) investing activities		(211,536)	(129,809)	(475,522)	(284,380)
Effect of exchange rate changes on cash and cash equivalents		(5,948)	(13,514)	10,183	(26,562)
Change in cash and cash equivalents		(12,811)	(36,011)	1,063	(44,258)
Cash and cash equivalents, beginning of period		360,422	385,058	346,548	393,305
Cash and cash equivalents, end of period		$ 347,611	$ 349,047	$ 347,611	$ 349,047

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and nine months ended September 30, 2018 and the 2017 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Condensed Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2017. There are no differences in the use of estimates or judgments between these interim Condensed Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2017.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTING POLICY CHANGES

a) Recently adopted accounting standards

Enerplus adopted ASC 606 *Revenue from contracts with customers* effective January 1, 2018 as detailed below. Enerplus used the modified retrospective method to adopt the new standard, with ASC 606 applied to all contracts not yet completed as of the date of adoption and the cumulative effect on comparative periods reflected as an adjustment to opening retained earnings. The adoption of the new standard had no impact on the interim Consolidated Financial Statements, with the exception of the additional disclosures which are detailed in Note 10.

Revenue from the sale of crude oil, natural gas and natural gas liquids is measured based on the consideration specified in contracts with customers, net of sales taxes. Enerplus recognizes revenue when it satisfies a performance obligation by transferring control of the product to a customer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the contractual delivery points.

Enerplus evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Enerplus retains control of the product being delivered to the end customer. As part of this assessment, management considers whether the Company retains the economic benefits associated with the good being delivered to the end customer. Management also considers whether the Company has the primary responsibility for the delivery of the product, the ability to establish prices or the inventory risk. If Enerplus acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.

b) Future accounting changes

In future accounting periods, the Company will adopt the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"):

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842).* The ASU introduced a lessee accounting model that requires lessees to recognize a right-of-use (ROU) asset and related lease liability on the balance sheet for all leases, including operating leases. The FASB further issued several ASUs in 2018 which provide clarification on implementation of the new standard, technical corrections, improvements and practical expedients that can be applied under certain circumstances. The standard does not apply to oil and gas exploration rights, intangible assets or inventory. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach using either 1) the effective date or 2) the beginning of the earliest comparative period presented in the financial statements as the Company's date of initial adoption. The Company expects to adopt the new standard on January 1, 2019 and use the effective date as its date of initial application.

The standard also provides for certain practical expedients at the date of adoption and for an entity's ongoing accounting. The Company currently expects to elect the practical expedient pertaining to land easements and the short-term lease recognition exemption which allows it to not recognize ROU assets or lease liabilities for leases with a term shorter than twelve months.

The Company has developed a preliminary inventory of existing lease agreements, and expects that there will be a material impact on its Consolidated Financial Statements. While the Company continues to assess all of the effects of adoption, the most significant effects relate to 1) the recognition of new ROU assets and lease liabilities on the Balance Sheet for office and equipment operating leases and 2) providing significant new disclosures about the Company's leasing activities. The Company continues to address system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new standard.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective approach. Enerplus does not expect to early adopt the standard and continues to assess the impact it will have on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350)*. This standard eliminates Step 2 of the goodwill impairment test and requires a goodwill impairment charge for the amount that the carrying amount of the reporting unit exceeds the reporting unit's fair value. The updated guidance is effective January 1, 2020, and will be applied prospectively. Enerplus does not expect to early adopt the standard. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

In August 2017, the FASB issued ASU 2017-12, *Derivatives and Hedging (Topic 815),* making more hedging strategies eligible for hedge accounting. The new guidance is effective January 1, 2019, and will be applied prospectively. Hedge accounting continues to be an elective accounting policy choice. Enerplus does not currently apply hedge accounting. Enerplus is currently assessing the impact ASU 2017-12 would have on the Consolidated Financial Statements should it elect to apply hedge accounting.

4) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2018	December 31, 2017
Accrued revenue	$ 171,847	$ 102,051
Accounts receivable – trade	32,046	30,787
Allowance for doubtful accounts	(3,937)	(3,452)
Total accounts receivable, net of allowance for doubtful accounts	$ 199,956	$ 129,386

5) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of September 30, 2018 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 14,316,791	$ (13,083,100)	$ 1,233,691
Other capital assets	113,358	(100,543)	12,815
Total PP&E	$ 14,430,149	$ (13,183,643)	$ 1,246,506

As of December 31, 2017 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,622,266	$ (12,732,299)	$ 889,967
Other capital assets	107,582	(97,518)	10,064
Total PP&E	$ 13,729,848	$ (12,829,817)	$ 900,031

There was no gain or loss on asset divestments recorded during the nine months ended September 30, 2018. During the nine months ended September 30, 2017, Enerplus recorded a gain on asset divestments of $78.4 million on the sale of certain Canadian assets for proceeds of $59.3 million, after closing adjustments.

6) ASSET IMPAIRMENT

There was no impairment recorded for the nine months ended September 30, 2018 and 2017.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from September 30, 2017 through September 30, 2018:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q3 2018	$ 63.43	1.28	$ 74.38	$ 2.92	$ 1.64
Q2 2018	57.67	1.27	67.77	2.92	1.82
Q1 2018	53.49	1.28	64.57	3.00	2.17
Q4 2017	51.34	1.30	63.57	2.98	2.32
Q3 2017	49.81	1.32	61.63	3.05	2.66

7) ACCOUNTS PAYABLE

($ thousands)	September 30, 2018	December 31, 2017
Accrued payables	$ 165,030	$ 96,743
Accounts payable – trade	167,584	117,235
Total accounts payable	$ 332,614	$ 213,978

8) DEBT

($ thousands)	September 30, 2018	December 31, 2017
Current:		
Senior notes	$ 58,398	$ 27,656
Long-term:		
Bank credit facility	—	—
Senior notes	602,804	644,723
Total debt	$ 661,202	$ 672,379

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 135,535
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	25,816
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	384,658
June 18, 2009	June 18 and Dec 18	3 equal annual installments June 18, 2019 - 2021	7.97%	US$225,000	US$66,000	85,193
					Total carrying value	$ 661,202

During the nine months ended September 30, 2018 and 2017, Enerplus made its first and second US$22 million principal repayments on its 2009 senior notes. There were no principal repayments during the three months ended September 30, 2018 and 2017.

Subsequent to the quarter, Enerplus extended its $800 million senior, unsecured bank credit facility to October 31, 2021. There were no other significant amendments to the agreement terms or covenants.

9) ASSET RETIREMENT OBLIGATION

($ thousands)	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of year	$ 117,736	$ 181,700
Change in estimates	7,967	13,064
Property acquisitions and development activity	1,271	1,322
Dispositions	(3,920)	(72,306)
Settlements	(8,141)	(12,907)
Accretion expense	4,498	6,863
Balance, end of period	$ 119,411	$ 117,736

Enerplus has estimated the present value of its asset retirement obligation to be $119.4 million at September 30, 2018 based on a total undiscounted liability of $324.5 million (December 31, 2017 – $117.7 million and $318.8 million, respectively). The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.66% (December 31, 2017 – 5.73%).

10) OIL AND NATURAL GAS SALES

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2018	2017	2018	2017
Oil and natural gas sales	$ 466,386	$ 241,883	$ 1,201,760	$ 801,718
Royalties[1]	(92,809)	(45,815)	(235,779)	(152,139)
Oil and natural gas sales, net of royalties	$ 373,577	$ 196,068	$ 965,981	$ 649,579

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Oil and natural gas revenue by country and by product for the three and nine months ended September 30, 2018 are as follows:

Three months ended September 30, 2018 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 55,885	$ 44,973	$ 6,820	$ 3,463	$ 629
United States	317,692	255,074	57,088	5,530	—
Total	$ 373,577	$ 300,047	$ 63,908	$ 8,993	$ 629

Nine months ended September 30, 2018 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 162,787	$ 125,981	$ 23,041	$ 11,296	$ 2,469
United States	803,194	624,337	161,375	17,482	—
Total	$ 965,981	$ 750,318	$ 184,416	$ 28,778	$ 2,469

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)   U.S. sales of crude oil and natural gas relate primarily to the Company's North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company's waterflood properties.
(3)   Includes third party processing income.

Enerplus sells the majority of its production pursuant to variable-price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas liquids or natural gas to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, and any variability in revenue relates to the Company's ability to deliver product. As a result, revenue is allocated to the production delivered in the period.

Crude oil, natural gas and natural gas liquids are sold under contracts of varying terms, including multi-year contracts. Revenues are typically collected in the month following production.

11) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2018	2017	2018	2017
General and administrative expense	$ 12,000	$ 11,685	$ 37,336	$ 37,937
Share-based compensation expense[1]	4,291	4,056	19,368	16,637
General and administrative expense	$ 16,291	$ 15,741	$ 56,704	$ 54,574

(1)   Includes cash and non-cash share-based compensation.

12) FOREIGN EXCHANGE

($ thousands)	Three months ended September 30, 2018		Three months ended September 30, 2017		Nine months ended September 30, 2018		Nine months ended September 30, 2017	
Realized:								
Foreign exchange (gain)/loss	$	266	$	569	$	555	$	1,536
Translation of U.S. dollar cash held in Canada (gain)/loss		4,292		13,493		(6,750)		13,493
Unrealized:								
Translation of U.S. dollar debt and working capital (gain)/loss		(12,154)		(31,639)		17,881		(48,614)
Foreign exchange (gain)/loss	$	(7,596)	$	(17,577)	$	11,686	$	(33,585)

13) INCOME TAXES

($ thousands)	Three months ended September 30, 2018		Three months ended September 30, 2017		Nine months ended September 30, 2018		Nine months ended September 30, 2017	
Current tax expense/(recovery)								
Canada	$	(400)	$	(400)	$	(400)	$	(400)
United States		492		484		630		2,598
Current tax expense/(recovery)		92		84		230		2,198
Deferred tax expense/(recovery)								
Canada	$	(18,785)	$	(15,241)	$	(44,755)	$	23,941
United States		33,814		7,550		75,498		35,438
		15,029		(7,691)		30,743		59,379
Income tax expense/(recovery)	$	15,121	$	(7,607)	$	30,973	$	61,577

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. Our overall net deferred income tax asset was $549.1 million at September 30, 2018 (December 31, 2017 – $569.9 million).

At September 30, 2018, the current income tax receivable included $51.5 million related to a portion of the U.S. Alternative Minimum Tax ("AMT") refund (December 31, 2017 – $50.1 million).

14) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued: (thousands)	Nine months ended September 30, 2018 Shares	Nine months ended September 30, 2018 Amount	Year ended December 31, 2017 Shares	Year ended December 31, 2017 Amount
Balance, beginning of year	242,129	$ 3,386,946	240,483	$ 3,365,962
Issued/(Purchased) for cash:				
Stock Option Plan	640	8,742	—	—
Purchase of common shares under Normal Course Issuer Bid	(544)	(7,587)	—	—
Non-cash:				
Share-based compensation – settled	2,539	23,389	1,646	20,984
Stock Option Plan – exercised	—	701	—	—
Balance, end of period	244,764	$ 3,412,191	242,129	$ 3,386,946

Dividends declared to shareholders for the three and nine months ended September 30, 2018 were $7.4 million and $22.0 million, respectively (2017 – $7.3 million and $21.8 million, respectively).

On March 21, 2018, Enerplus announced the acceptance of its Normal Course Issuer Bid ("NCIB") to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative Canadian trading systems. Pursuant to the NCIB, the Company was permitted to repurchase for cancellation up to 17,095,598 common shares over a period of twelve months commencing on March 26, 2018. All repurchases are made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess is allocated to accumulated deficit. During the three months ended September 30, 2018, the Company repurchased 544,300 million common shares under the NCIB at an average price of $15.54 per share, for total consideration of $8.5 million. Of the amount paid, $7.6 million was charged to share capital and $0.9 million was charged to accumulated deficit.

Subsequent to the quarter, the Company repurchased an additional 1,071,366 million common shares under the NCIB at an average price of $15.42 per share.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2018	2017	2018	2017
Cash:				
Long-term incentive plans (recovery)/expense	$ (211)	$ 712	$ 2,170	$ 852
Non-cash:				
Long-term incentive plans	4,349	4,171	18,425	15,601
Equity swap (gain)/loss	153	(827)	(1,227)	184
Share-based compensation expense	$ 4,291	$ 4,056	$ 19,368	$ 16,637

i) Long-term Incentive ("LTI") Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") plan activity for the nine months ended September 30, 2018:

For the nine months ended September 30, 2018	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	DSU	PSU	RSU	
Balance, beginning of year	368	2,713	2,109	5,190
Granted	77	1,459	805	2,341
Vested	(55)	(1,459)	(1,080)	(2,594)
Forfeited	—	(6)	(50)	(56)
Balance, end of period	390	2,707	1,784	4,881

Cash-settled LTI Plans

For the three and nine months ended September 30, 2018, the Company recorded cash share-based compensation recovery of $0.2 million and expense of $2.2 million, respectively (September 30, 2017 – expense of $0.7 million and $0.9 million, respectively). For the three and nine months ended September 30, 2018 the Company made cash payments of nil and $0.5 million, respectively related to its cash-settled plans (September 30, 2017 – nil and $0.1 million, respectively).

As of September 30, 2018, a liability of $6.2 million (December 31, 2017 – $4.5 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three and nine months ended September 30, 2018 the Company recorded non-cash share-based compensation expense of $4.3 million and $18.4 million, respectively (2017 – $4.2 million and $15.6 million, respectively).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2018 ($ thousands, except for years)	PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	24,731	$	10,683	$	35,414
Unrecognized share-based compensation expense		11,013		7,135		18,148
Fair value	$	35,744	$	17,818	$	53,562
Weighted-average remaining contractual term (years)		1.7		1.4	

(1)   Includes estimated performance multipliers.

ii)   Stock Option Plan

The Company suspended the issuance of stock options in 2014. At September 30, 2018 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the nine months ended September 30, 2018:

Period ended September 30, 2018	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	5,486	$	18.25
Exercised	(640)		13.66
Forfeited	(42)		22.01
Expired	(638)		30.20
Options outstanding, end of period	4,166	$	17.09
Options exercisable, end of period	4,166	$	17.09

At September 30, 2018, Enerplus had 4,166,448 options that were exercisable at a weighted average exercise price of $17.09 with a weighted average remaining contractual term of 1.0 years, giving an aggregate intrinsic value of $5.4 million (September 30, 2017 – 1.8 years and nil). The intrinsic value of options exercised for the three and nine months ended September 30, 2018 was $1.2 million and $1.8 million, respectively (September 30, 2017 – nil and nil, respectively).

c)   Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended September 30,				Nine months ended September 30,			
	2018		2017		2018		2017	
Net income/(loss)	$	86,923	$	16,131	$	128,964	$	221,726
Weighted average shares outstanding – Basic		245,235		242,129		244,659		241,854
Dilutive impact of share-based compensation		5,722		5,478		5,389		5,452
Weighted average shares outstanding – Diluted		250,957		247,607		250,048		247,306
Net income/(loss) per share								
Basic	$	0.35	$	0.07	$	0.53	$	0.92
Diluted	$	0.35	$	0.07	$	0.52	$	0.90

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   Fair Value Measurements

At September 30, 2018, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2018, the senior notes had a carrying value of $661.2 million and a fair value of $659.2 million (December 31, 2017 – $672.4 million and $687.2 million, respectively).

The fair value of derivative contracts and the senior notes are considered a level 2 fair value measurement. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2018 and 2017:

Gain/(Loss) ($ thousands)	Three months ended September 30, 2018		Three months ended September 30, 2017	Nine months ended September 30, 2018		Nine months ended September 30, 2017	Income Statement Presentation
Electricity Swaps	$	(62)	$ 139	$ —	$	409	Operating expense
Equity Swaps		(153)	827	1,227		(184)	G&A expense
Commodity Derivative Instruments:							
Oil		(29,977)	(37,465)	(130,737)		34,173	Commodity derivative
Gas		(211)	336	(1,728)		9,399	instruments
Total	$	(30,403)	$ (36,163)	$ (131,238)	$	43,797	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended September 30, 2018		Three months ended September 30, 2017	Nine months ended September 30, 2018		Nine months ended September 30, 2017
Change in fair value gain/(loss)	$	(30,188)	$ (37,129)	$ (132,465)	$	43,572
Net realized cash gain/(loss)		(23,866)	2,914	(33,004)		11,723
Commodity derivative instruments gain/(loss)	$	(54,054)	$ (34,215)	$ (165,469)	$	55,295

The following table summarizes the fair values at the respective period ends:

($ thousands)	September 30, 2018 Liabilities Current		September 30, 2018 Liabilities Long-term	December 31, 2017 Assets Current		December 31, 2017 Liabilities Current	December 31, 2017 Liabilities Long-term
Equity Swaps	$	892	$ —	$ —	$	2,119	$ —
Commodity Derivative Instruments:							
Oil		110,439	54,586	2,142		26,523	9,907
Gas		18	—	1,710		—	—
Total	$	111,349	$ 54,586	$ 3,852	$	28,642	$ 9,907

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at October 30, 2018:

Crude Oil Instruments:

Instrument Type[1][2]	bbls/day	US$/bbl
Oct 1, 2018 – Dec 31, 2018		
WTI Swap	3,000	53.73
WTI Purchased Put	20,000	52.48
WTI Sold Call	20,000	61.10
WTI Sold Put	20,000	42.74
WCS Differential Swap (Sale)	3,000	(14.46)

Jan 1, 2019 – Mar 31, 2019

WTI Swap	3,000	53.73
WTI Purchased Put	17,000	54.12
WTI Sold Call	17,000	64.12
WTI Sold Put	17,000	44.28
WCS Differential Swap (Sale)	1,500	(14.17)
WCS Differential Swap (Purchase)	1,500	(36.12)

Apr 1, 2019 – Jun 30, 2019

WTI Purchased Put	23,500	54.59
WTI Sold Call	23,500	65.52
WTI Sold Put	23,500	44.50

Jul 1, 2019 – Sep 30, 2019

WTI Purchased Put	24,500	54.81
WTI Sold Call	24,500	65.95
WTI Sold Put	24,500	44.64

Oct 1, 2019 – Dec 31, 2019

WTI Purchased Put	24,500	54.81
WTI Sold Call	24,500	65.99
WTI Sold Put	24,500	44.64

Jan 1, 2020 – Dec 31, 2020

WTI Purchased Put	16,000	57.50
WTI Sold Call	16,000	72.50
WTI Sold Put	16,000	46.88

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/bbl before premiums.
(2)   The total average deferred premium on three way collars is US$1.60/bbl from October 1, 2018 to December 31, 2020.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Oct 1, 2018 – Oct 31, 2018		
NYMEX Purchased Put	40.0	2.75
NYMEX Sold Call	40.0	3.38
Nov 1, 2018 – Dec 31, 2018		
NYMEX Purchased Put	30.0	2.75
NYMEX Sold Call	30.0	3.47

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Enerplus has physical sales contracts in place for approximately 20,250 bbls/day of Bakken production at an average differential of US$2.53/bbl below WTI for the fourth quarter of 2018. In addition, the Company has physical sales contracts in place for approximately 16,000 bbls/day of 2019 Bakken production with fixed differentials averaging approximately US$3.00/bbl below WTI. The Company also has physical sales contracts in place for approximately 15,000 MMBtu/day of Alberta natural gas production at an average differential of US$0.63/Mcf below NYMEX through October 2019.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At September 30, 2018, Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

At September 30, 2018, all of Enerplus' debt was based on fixed interest rates and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing in 2018 and 2019 that effectively fix the future settlement cost on 195,000 shares at a weighted average price of $20.60 per share.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2018, 83% of Enerplus' marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2018 was $3.9 million (December 31, 2017 – $3.5 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and restricted cash) and shareholders' capital. Enerplus' objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, and acquisition and divestment activity.

At September 30, 2018, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2018	2017	2018	2017
Accounts receivable	$ (21,064)	$ 11,217	$ (72,564)	$ 29,272
Other current assets	(1,537)	(3,406)	1,622	(5,947)
Accounts payable	31,105	19,439	57,027	87
	$ 8,504	$ 27,250	$ (13,915)	$ 23,412

b) Changes in Other Non-Cash Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2018	2017	2018	2017
Non-cash financing activities[1]	$ (1)	$ —	$ 28	$ 16
Non-cash investing activities[2]	(14,160)	(6,577)	61,964	9,674

(1) Relates to changes in dividends payable and included in dividends on the Consolidated Statements of Cash Flows.
(2) Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Consolidated Statements of Cash Flows.

c) Other

($ thousands)	Three months ended September 30, 2018		Three months ended September 30, 2017		Nine months ended September 30, 2018		Nine months ended September 30, 2017
Income taxes paid/(received)	$	(398)	$	776	$	(481)	$ 2,715
Interest paid		3,352		2,762		21,545	23,213